UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Singular Genomics Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82933R308
(CUSIP Number)

Chun R. Ding c/o CRCM LP 475 Sansome Street, Suite 730 San Francisco, CA 94111 (415) 578-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
CRCM Institutional Master Fund (BVI), Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
115,849

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
115,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
CRCM LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
115,849

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
115,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
CRCM LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
115,849

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
115,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Chun R. Ding

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
St. Kitts & Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
115,849

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
115,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
115,849

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2024, (the “Schedule 13D”) which relates to shares of the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Singular Genomics Systems, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. This Amendment No. 1 amends Item 5 of the Schedule 13D as set forth below.  As set forth below, as a result of the transactions described herein, on November 20, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 1constitutes the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b), (c) and (e) of the Schedule 13D hereby are amended as follows:

a.	The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No.1 are incorporated herein by reference. As of November 20, 2024, the Reporting Persons beneficially owned an aggregate of 115,849 shares of Common Stock. Accordingly, as of November 20, 2024, the Reporting Persons beneficially owned approximately 4.61% of the Common Stock outstanding (based upon 2,511,783 shares of Common Stock outstanding as of September 30, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024).

b.
The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Amendment No. 1 as well as Item 5(a) of this Amendment No.1 are incorporated herein by reference.  Each of the Investment Manager and the General Partner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 115,849 Shares through the Fund’s beneficial ownership of the Shares.  By virtue of his position as the managing member of the General Partner, principal of the Investment Manager and direct of the Fund, Chun R. Ding may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares and, therefore, Chun R. Ding may be deemed to be the beneficial owner of the Shares for purposes of this Statement.

c.
Schedule A hereto sets forth information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Schedule 13D by the Reporting Persons with the SEC on November 5, 2024. Schedule A is incorporated herein by reference.

e.
The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 20, 2024.  The filing of this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2024

/s/ Kelvin Koo
CRCM LLC, On its own behalf and as the General Partner of CRCM LP, and as the Investment Manager of CRCM Institutional Master Fund (BVI), Ltd.

By: Kelvin Koo, Attorney-in-Fact for Chun R. Ding, Member

/s/ Kelvin Koo
By: Kelvin Koo, Attorney-in-Fact for Chun R. Dung

Schedule A

This Schedule A sets forth information with respect to transactions in the shares of Common Stock that were effectuated by the Reporting Persons since the filing of the Schedule 13D by the Reporting Persons with the SEC on November 5, 2024.  All such transactions were effected in open market sales by the Reporting Persons on the New York Stock Exchange through brokerage entities.

Transaction Date	Number Of Shares Sold	Price Per Share
November 6, 2024	1,766	$23.00
November 11, 2024	2	$23.49
November 12, 2024	824	$23.00
November 14, 2024	300	$23.00
November 15, 2024	12,018	$21.97
November 19, 2024	77	$21.90
November 20, 2024	5,877	$21.90
November 21, 2024	3,878	$21.90
November 22, 2024	383	$21.92